FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 13, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on October 13, 2021

CELLCOM ISRAEL ANNOUNCES COLLABORATION
AGREEMENT FOR ELECTRICITY PROVISION IN ISRAEL

Netanya, Israel – October 13, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous report on Form 6-K, dated August  12, 2021, under chapter A section 11, regarding collaboration memorandum for electricity provision, on October 12, 2021, the Company entered into a definitive collaboration agreement with Meshek Energy - Renewable Energies Ltd. for the exclusive supply of electricity to private and business customers (who own smart electricity meters) and for the supply of related products and services, including in the fields of energy efficiency (the "Joint Venture"), which shall be valid until August 31, 2023, and be extended from time to time, in accordance with the parties' agreements. According to the agreement, the Joint Venture will be held, funded and managed equally by the parties, with the activities of the Joint Venture carried out through the parties while taking advantage of each party's relative advantage in its areas of expertise. The agreement includes customary provisions in agreements of this type, including in relation to the parties' presentations, dissolution of the Joint Venture, dispute settlement, etc.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 13, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary